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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING






(Check One)
[X] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q   [ ] Form 10-D
[ ] Form N-SAR  [ ] Form N-CSR

For Period Ended: June 30, 2008
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

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|Read Instruction (on back page) Before Preparing Form. Please Print or Type.  |
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| Nothing in this form shall be construed to imply that the Commission has     |
|              verified any information contained herein.                      |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ALLIANCE PHARMACEUTICAL CORP.
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Full Name of Registrant:


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Former Name if Applicable

7590 Fay Avenue, Suite 402
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Address of Principal Executive Office (Street and Number)

La Jolla, CA 92037
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City, State, Zip Code



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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX       filed on or before the fifteenth calendar day following the prescribed
-- due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The registrant is unable to file its annual report on Form 10-K for the year ended June 30, 2008 within the prescribed time period because the registrant's management team needs additional time to complete its procedures with respect to its financial statements for the year ended June 30, 2008, and certain other disclosures in the report. The registrant expects to file the Form 10-K report on or before October 15, 2008. The registrant expects that its principal independent registered public accounting firm will include an explanatory paragraph in its report with respect to the registrant's financial statements for the year ended June 30, 2008 expressing substantial doubt about the ability of the registrant to continue as a going concern. The report of the registrant's independent registered public accounting firm for the year ended June 30, 2007 contained a similar explanatory paragraph.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

  Jack DeFranco                       858              410-5200
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     (Name)                       (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). *

[X]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No


* Excludes filings on Form 8-K as provided in Rule 144(c)(1) under the Securities Act of 1933, as amended.


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS FORM 12B-25 ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. STATEMENTS MADE HEREIN REGARDING THE EXPECTED FILING DATE OF OUR FORM 10-K ARE SUBJECT TO THE SAFE HARBOR. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON CURRENT INFORMATION AND EXPECTATIONS, AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO, THE COMPLETION OF OUR WORK ON THE FORM 10-K AND THE PROCEDURES TO BE PERFORMED BY OUR PRINCIPAL AND FORMER INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE HEREOF. WE DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.


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                         Alliance Pharmaceutical Corp.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 30, 2008                 By: /s/ Jack DeFranco
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                                         Jack DeFranco
                                         Chief Operating Officer